Principal Life Insurance Company 711 High Street, Des Moines, IA 50392 515 247 5111 tel
May 26, 2022
Via EDGAR
Keith Carpenter
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549
Re:    Principal Life Insurance Company Variable Life Separate Account
Principal Variable Universal Life Income IV (the “Registrant”)
File Numbers 333-263344 and 811-05118
Pre-Effective Amendment No. 1 to the Registration Statement on Form N-6 (the “Amendment”)
Dear Mr. Carpenter,
This letter responds, on behalf of the Registrant, to the comments of the Staff of the Securities and Exchange Commission (“Commission”) with respect to the Amendment, which you and Michael Kosoff communicated to me by telephone on May 3, 2022. The Registrant filed the Amendment with the Commission on March 7, 2022, pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”). The Registrant will make changes in response to Staff comments as described below in a pre-effective amendment that will be filed with the Commission pursuant to Rule 485(b) under the 1933 Act (Amendment No. 1).

Comment 1. Unless stated otherwise, comments apply to the same or related disclosure throughout the filing. Where language is updated in the filing in response to these comments, please include the language that is being updated within your response and/or explain where language is not updated. Please update all bracketed information in the filing. Please update all numbers to the most recent fiscal year end where applicable. Please respond to these comments by email at least five days before the filing. We remind you that the Registrant and management are responsible for the adequacy and accuracy of all disclosure, notwithstanding any review, action, or absence of action by the Staff.

Response: Confirmed.

Comment 2. If applicable, please include the legend on the cover page that is required by Form N-6, Item 1(a)(8).

Response: Registrant has made the requested revision.

Comment 3. In the TAXES table of the Key Information section, please add a cell to the left of the tax description with the words “Tax Implications” in the cell.

Response: Registrant has made this revision.

Comment 4. In the Optional Insurance Benefits rows of the Periodic Charges table in the SUMMARY: FEE TABLES section, if these optional benefits are available to insureds in a substandard risk class, please disclose the rates for those insureds as well.

Response: In response to this comment, Registrant states that these optional benefits are not available to insureds in a substandard risk class.

Comment 5. In the same cell as referenced in Comment 4 above, footnote 1 should be located after “Waiver of Monthly Policy Charges Rider” and footnote 2 should be located after “Maximum Charge for Representative Insured.”

Response: Registrant has made the requested revisions.

Comment 6. In the PRINCIPAL RISKS OF INVESTING IN THE POLICY section please add “Insurance Company Risk” as a principal risk.

Response: Registrant has added the following provision to the above-referenced section:

Insurance Company Risks
An investment in the Policy is subject to the risks related to the Company, including that any obligations (including under the DCA accounts), guarantees, or benefits are subject to the claims-paying ability of the Company. If the Company isn't able to meet its obligations to creditors, it is possible that the Company's obligations to you under this Policy may not be satisfied. More information about the Company, including its financial strength ratings, can be found by visiting https://investors.principal.com/investor-relations/our-business/credit-ratings/default.aspx.

Comment 7. Under “Risks of Underlying Funds” please change the phrase “publicly traded” to “publicly available” for consistency with how these funds operate.

Response: Registrant has made the requested revisions.

Comment 8. Under Division Valuation, please add Juneteenth.

Response: Registrant has made the requested revision.

Comment 9. In the Cost of Living Increase Rider provision of the OPTIONAL BENEFITS UNDER THE POLICY section there is a reference to a Salary Increase Rider. If this feature is not available with this product, please remove this reference and any other references in the prospectus to a Salary Increase Rider.

Response: In response to this comment, Registrant confirms that no Salary Increase Rider is available with this product and Registrant has removed all references to such a feature in this prospectus.

Comment 10. Under Statement of Values provision in the GENERAL PROVISIONS section, the charge listed for an illustrative report (after the first one in a Policy Year) is $50. However, the maximum charge for an illustration, as disclosed in the fee table, is $25. Please reconcile.

Response: Registrant has reconciled this issue by changing the $25 reference to $50.

Comment 11. On the back cover page, please replace the current file number with the EDGAR Contract Identifier.

Response: Registrant has made the requested revisions.

Please call me at 515-362-2384 if you have any questions.

Sincerely,

/s/ Doug Hodgson

Doug Hodgson
Assistant Counsel, Registrant

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